

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2012

Via E-mail
Fortunato Villamagna
Chief Executive Officer
Northumberland Resources, Inc.
701 N. Green Valley Pkwy.
Suite #200-258
Henderson, NV 89074

     Re: Northumberland Resources, Inc.
             Preliminary Information Statement on Schedule 14C
             Filed February 7, 2012
             File No. 0-54034

Dear Mr. Villamagna:

     We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1. We note that you originally filed the information statement on January 30, 2012 with the EDGAR tag "DEF 14C." In the future, please remember to file a preliminary information statement with the EDGAR tag "PRE 14C" when required by Exchange Act Rule 14c-5(a).

2. Please tell us the sequence of events through which you obtained the requisite majority consents for the amendments to your articles of incorporation. Also provide the analysis supporting your conclusion that the consents were obtained without engaging in a "solicitation," as defined in Exchange Act Rule 14a-1(l). In that regard, we note that it appears from your table captioned "Stockholders Providing Written Consents" that less than a majority of such consents were obtained from affiliated shareholders.

3. Please furnish the information that Items 11(b)-(d) of Schedule 14A require. For example, disclose whether you have plans to issue the additional shares of preferred stock authorized and if so, describe such plans.

Purpose of Stockholder Action, page 2

4. Revise to clarify your reference to "additional shares to be available." In that regard, we note that the amendment decreases authorized common stock by 2 million shares and increases shares of preferred stock by the same amount.

Effects of the Amendment, page 3

5. Please enhance your disclosure regarding the effect of the amendments on rights of existing holders. For example, please discuss the dilutive effect of the issuance of any shares of preferred stock, or the issuance of any shares of common stock upon the conversion of such shares of preferred stock. In that regard, we note your disclosure that the preferred stock will have voting and conversion rights of 1 for 100.

Security Ownership of Certain Beneficial Owners and Management, page 4

6. You disclose that your table is current as of November 12, 2010. Please update your table to reflect the most recent practicable date. Please refer to Item 403 of Regulation S-K.

Financial Statements and Other Financial Information, page 5

7. We note that you incorporate certain disclosures required by Item 13(a) of Schedule 14A by reference to your Form 10-K for your fiscal year ended December 31, 2010. Please provide updated information, including updated financial statements meeting the requirements of Rule 8-08 of Regulation S-X.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Harold P. Gewerter
        Gewerter Law